SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Item

     1. Immediate Release March 26, 2007 re complaint filed by Amdocs Ltd. in April 2005 dismissed without prejudice.

                                                                          ITEM 1

Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced that the complaint that was filed in the Tel Aviv District Court in April 2005 by Amdocs Ltd, naming the Company, its CEO, and others, has been dismissed without prejudice by mutual agreement and following a settlement between all parties to the complaint and with no payment by any of the litigants.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: March 26, 2007